Exhibit 99.1

Ballard Receives PO From BEHALA For 3 x 100kW Fuel Cell Modules to Power German Push Boat

VANCOUVER and HOBRO, Denmark, Oct. 2, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced receipt of a purchase order for 3 of its FCveloCity® 100 kilowatt (kW) fuel cell modules from Berlin-based BEHALA (www.behala.de), a port and logistics specialist, to power the world's first zero-emission push boat. The boat, to be named Elektra, will be used primarily to transport goods between Berlin and Hamburg as well as on inner-city transport routes in Berlin.

Ballard plans to work with BEHALA and other consortium partners to assist in the design, construction and deployment of the Elektra, with construction of the almost 20 meter long and 8.2 meter wide push boat scheduled to begin this month at the Hermann Barthel shipyard in Derben, Germany, and completion expected by end-2020.

Propulsion power for the Elektra will be provided by the Ballard fuel cell modules along with modular batteries (2.507 kWh capacity). Ballard intends to ship 3 of its FCveloCity® 100kW fuel cell modules in 2020 and the company will also support integration, commissioning and testing during the demonstration phase of the project. While the Elektra is under construction, electricity and hydrogen infrastructure is planned to be installed in the vessel's inland waterways operating area.

Artist rendering of the Elektra zero-emission push boat (CNW Group/Ballard Power Systems Inc.)

With maritime transport estimated to emit approximately 940 million tons of CO2 annually, there is increased pressure for the shipping industry to deploy means of reducing harmful pollutants. As a result, zero-emission fuel cells are an integral part of the Elektra design.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S noted, "We are excited that the Marine Center of Excellence at our facility in Hobro, Denmark – which we announced in April this year – will be integral to our activities on this project with BEHALA and other consortium partners. During 2019 we have taken on a growing number of European marine projects, a sign of the growing interest around zero-emission solutions for the marine industry, with the Elektra being the latest example."

The Elektra project is being led by the Department of Design and Operation of Maritime Systems of the Technical University in Berlin. In addition to Ballard, BEHALA and the Schiffswerft Hermann Barthel shipyard, other partners include Anleg GmbH (hydrogen storage tanks), Schiffselektronik Rostock (maritime electronics), EST-Floattech (batteries), and Imperial Logistics.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Consortium partners in the Elektra project (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 02-OCT-19